Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@ eversheds-sutherland.com

November 22, 2021

VIA EDGAR

Erin E. Martin, Esq.

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chicago Atlantic Real Estate Finance, Inc.

Registration Statement on Form S-11

Supplemental Response Letter

File No. 333-260505

Dear Ms. Martin:

On behalf of Chicago Atlantic Real Estate Finance, Inc. (the “Company”), set forth below are the Company’s responses to the written comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 18, 2021, regarding Pre-Effective Amendment No. 1 to the Company’s registration statement on Form S-11, and the prospectus contained therein (the “Prospectus”) as filed with the Commission on November 12, 2021. Each of the Staff’s comments is set forth below and is followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below responses are set forth in the changed pages attached hereto that will be included in Pre-Effective Amendment No. 2 to the Company’s registration statement on Form S-11 (the “Registration Statement”).

Amendment No. 1 to Registration Statement on Form S-11

Our Loan Origination Pipeline, page 7

1.	We note your response to comment 7 in our letter dated October 8, 2021. Please tell us if the $105 million of anticipated loan commitments will be funded prior to the offering. If true, tell us how you considered these loans in your SAB 1I analysis.

Response: The Company respectfully acknowledges the Staff’s comment regarding anticipated loan commitments. In its response to comment 7 from the Staff’s letter dated October 8, 2021 and in the Company’s response dated November 9, 2021, these loans were not yet considered in the SAB1I analysis provided to the Staff.

Erin E. Martin, Esq. November 22, 2021 Page 2

Assuming that the offering closes prior to December 31, 2021, we do not expect that any of the anticipated loan commitments of $105 million will be funded prior to the offering. As disclosed in Pre-Effective Amendment No. 1 to the Company’s registration statement on Form S-11, indications of interest had been issued with respect to three loans, comprising $105.0 million of anticipated loan commitments. Our Manager’s Investment Committee has reviewed a pre-screen of the prospective loans and has approved the issuance of term sheets to the prospective borrowers; however, the term sheets have not yet been executed by the counterparties. Given the term sheets for the $105 million anticipated loan commitments have not been mutually executed by both parties, the Company does not believe it would be appropriate to include these potential loans in its SAB1I analysis at this time.

The Company further notes that Pre-Effective Amendment No. 2 to the registration statement on Form S-11 will update these figures so that they are current as of November 22, 2021. Pre-Effective Amendment No. 2 will note that indications of interest have been issued with respect to four loans, comprising $144.1 million of anticipated loan commitments. Again, assuming that the offering closes prior to December 31, 2021, we do not expect that any of the anticipated loan commitments will be funded prior to the offering. If and when any of these loans are signed by both parties and the due diligence and underwriting process has been substantially completed, our Manager’s Investment Committee will review the loan prior to granting approval to fund. This review will include addressing any potential concentration risks to ensure the prospective loan amount does not require any further disclosure of the borrower’s financial statements in accordance with Rule 3-14 of Regulation S-X.

Collateral Overview, page 102

2.	We note your response to comment 2 and your amended disclosure throughout. We note that your Summary section continues to characterize the loans’ “strong collateral” as a competitive strength. Please further revise to clarify why management views such collateral to be “strong” given the significant limitations you have discussed surrounding your ability to foreclose or otherwise realize the value related to the collateral. It also remains unclear to us why detailed information about the value of the real estate collateral and the coverage ratio is appropriate disclosure to provide to investors given that NASDAQ listing standards would prevent you from foreclosing and taking possession of such collateral. In this respect, we note that your supplemental response dated November 12, 2021 indicates that you do not intend to pursue a foreclosure and take possession of the property if it would violate listing standards. Please clarify the likelihood of pursuing a foreclosure judgement where the real estate is sold directly to a third party as opposed to pursuing a sale of the loan to a third party. We also note that your response appears to focus on the importance of the collateral disclosure for any potential purchaser of the loan, but does not fully address why such disclosure is of similar importance to an investor. In this respect, we note your comparison to other mortgage REITs does not appear to take into account the ability of other mortgage REITs to foreclose and take possession of collateral in the event of a default. Please revise to remove the real estate collateral coverage and related disclosure from your prospectus or explain to us in detail why it is appropriate disclosure to present to investors.

Response: The Company acknowledges the Staff’s concerns regarding limitations that the Company may face if it sought to foreclose and take title to the underlying real estate in the event that a borrower were to default on a loan. However, in the event of a default, the Company has a number of potential remedies that it could pursue, depending on the nature of the default, the size of the loan, the value of the underlying collateral and the financial condition of the borrower. It is not practicable to estimate the likelihood that the Company would pursue any of these options since each loan is unique and defaults can arise for a number of reasons that may impact the course taken by the Company.

Erin E. Martin, Esq. November 22, 2021 Page 3

In order to adequately respond to the comment, the Company believes it is useful to outline each of the most likely options available to the Company in the event of a borrower default and explain why the appraised value of the underlying real estate is material to the Company’s ability to maximize its recovery. The options below are listed in no particular order and do not necessarily correspond to the order in which they would be considered by the Company in any particular instance. Following this, the Company has provided its views as to why the appraised value of the underlying real estate is a material term for investors to evaluate in making an investment decision.

Option 1: Sale of real estate by the borrower. In the event that a borrower were to default on a loan, the borrower may, with the consent of the Company, seek to sell the underlying real estate and use the proceeds from such sale to pay off the loan. In this scenario, the Company would never take title to the property nor would it institute a foreclosure proceeding. The appraised value of the underlying real estate would be material to a potential purchaser of such real estate and would directly impact the proceeds received by the borrower from such sale. The higher the value of the underlying real estate, the greater the sale price, which is material to investors, since the proceeds from such sale would be used to pay off or pay down the loan the borrower has with the Company. In this scenario, having a loan that is over-collateralized by real estate increases the likelihood that the Company is made whole upon the sale of the real estate. This option requires the Company’s consent, which it may withhold if the Company expected that one or more other options were more likely to result in greater recovery on the loan within a timeframe and at an estimated cost that the Company determined would be superior.

Option 2: Sale of loan by the Company. As noted by the Staff, the Company may also seek to sell the defaulted loan to a third party. While this option may be accomplished more quickly than the other options, and the Company has a broad network of potential purchasers of its loans, it does not mean to suggest that this will be the exclusive or primary remedy pursued by the Company. The Company may, however, pursue this option if it believes that selling the defaulted loan would yield higher proceeds or that the sale could be accomplished more quickly than through a foreclosure proceeding while yielding proceeds comparable to what would be expected from a foreclosure sale. The proceeds received from the sale of the loan would go to the Company. The value of the underlying collateral, including the real estate, will be highly relevant in determining the sales price of the transaction. If a loan is secured by more valuable real estate, it is more likely to sell at a higher price than if the value of the underlying real estate is less, thereby increasing the amount of the recovery by the Company. Therefore, the value of the real estate securing the loans is material to investors. Similar to the first option, if the Company expected that one or more other options were more likely to result in greater recovery or full repayment of the loan within a timeframe and at an estimated cost that the Company determined would be superior, the Company may decide not to pursue a sale of the loan.

Option 3: Institute foreclosure proceeding to sell underlying real estate. The Company may also exercise the rights and remedies found in the applicable loan agreement and related security documents, including the mortgage, or under state law to pursue a foreclosure proceeding, obtain a foreclosure judgment and enforce such judgment, whereby the property is sold at a foreclosure sale. Under this option, the Company never takes title to the underlying real estate, so it would not violate the NASDAQ listing standards. Much like the other options already discussed, potential purchasers of the real estate will consider the appraised value of the underlying real estate in determining their bid prices, and the higher the appraised value, the higher the potential bids. To the extent the foreclosure sale yields an amount that exceeds the amount necessary to satisfy the loan with the Company, proceeds would first satisfy the loan, and the remainder would go to the borrower. In this scenario, having a loan that is over-collateralized by real estate increases the likelihood that the Company is made whole upon the foreclosure sale. Since the Company would not be able to receive proceeds in excess of the principal value of the outstanding loan, if the value of the underlying real estate greatly exceeds the outstanding value of the loan, it may pursue one or more other options in order to maximize proceeds. Alternatively, if there are no longer any cannabis activities at the property, the Company may bid on the real estate, take title to it and resell it as described in the final option below.

Erin E. Martin, Esq. November 22, 2021 Page 4

Option 4: Take title to underlying real estate. While it is true that the Company cannot foreclose upon and take title to the underlying real estate while cannabis activities are taking place at the location, the Company has the ability, as the senior lender, to engage a third party loan servicer to evict a tenant in default, have the cannabis operations removed and take title to the real estate once the tenant and the cannabis operations have been removed. Like any other mortgage REIT, the Company is not in the business of managing properties, so if it were to pursue this option, it would likely look to sell the real estate to a third party in short order after taking title to it. Like with options 1 and 3 above, the price at which the Company is able to sell the underlying real estate will be impacted by the appraised value of such real estate. The higher the proceeds from such sale, the higher the proceeds received by the Company, which is material to investors. The Company would be most likely to pursue this option if the market for real estate is temporarily impacted such that the above options would likely yield a return lower than what the Company believes would be obtained without such market dislocations. If there is a shortage of potential buyers as a result of volatility or weakness in the real estate market in general, the Company may decide to hold the property until market conditions are more favorable. With respect to this last option, it is important to emphasize that the Company has the ability to take title to the underlying real estate, but unlike other mortgage REITs, it has to first evict the tenant and have the cannabis operations removed. While this additional step may make it more likely that the Company pursues a different option in order to maximize its recovery, in situations where the real estate market makes it difficult to sell the underlying real estate or sell such real estate at favorable prices, this option is available and may be the best option to maximize proceeds. Further, while non-cannabis mortgage REITs have the ability to foreclose upon and take title to the real estate collateral underlying their loans, we believe that non-cannabis mortgage REITs would also look to the other options noted above and may not take title to the underlying real estate unless there was a reason to do so.

In each of the scenarios described above, the Company’s recovery and ability to be made whole is based in significant part on the appraised value of the underlying real estate. The Company believes that investors attach importance to the value of such real estate collateral and the resulting collateral coverage, because it has a direct correlation to the ability of the Company to maximize proceeds and be repaid in the event of a default. The Company does not claim that any such recovery would equal the appraised value of the real estate and has included disclosure in the Prospectus that such recovery may not equal the appraised value of the real estate, but the Company believes that properties with higher appraised values generally result in higher proceeds than properties with lower appraised values. Higher proceeds received from any of the above options increases the likelihood that the Company is made whole from such transaction, which we believe is meaningful disclosure to investors.

The Company further believes that not quantifying the real estate collateral coverage would be the omission of a material fact that investors would want to consider in making an investment decision. Without this disclosure, there is no way for investors to make a determination as to whether there is sufficient (or any) coverage in the event any of the loans default. The real estate collateral values also, from time to time, support and/or impact positively or negatively significant accounting estimates made by management including CECL reserves and fair value, as applicable.

Erin E. Martin, Esq. November 22, 2021 Page 5

Finally, under REIT qualification rules, 75 percent of total assets of the REIT must be represented by real estate assets, which includes interest on obligations secured by mortgages on real property or interests in real property. We believe it is material for investors to be able to analyze and assess the Company’s assertion that it intends to qualify as a REIT and maintain such qualification. The REIT opinion from counsel that will be filed as an exhibit to the registration statement is as of a specific date and there is no obligation to advise the Company of any changes subsequent to the date of the opinion, and counsel is not undertaking to update the opinion after the date of such opinion. The Company believes that investors should be able to independently assess the likelihood that the Company will be able to continue to meet the asset test in order to maintain its qualification as a REIT.

The Company has reviewed its disclosure in response to this comment and has removed the word “strong” prior to “collateral” in the competitive strength sections of the Prospectus and has made other revisions to better explain the options it has in the event of loan defaults. The Company notes, however, that it has already made significant revisions to the Prospectus to reduce the prominence of the value of the real estate collateral coverage, and it does not believe that the remaining disclosure would be considered misleading to an investor.

Finally, the Company advises the Staff that it believes that similar disclosures (including in the form of “loan to value ratios,” which are the inverse of the “real estate collateral coverage” shown by the Company, but provide the same information) are found in filings made by other mortgage REITs that could be considered direct or indirect competitors of the Company, and that requesting that the Company remove disclosures related to the appraised value of the underlying real estate collateral would negatively impact its ability to compete on this basis and would deprive investors of the ability to compare the Company’s loan portfolio against the loan portfolios of other mortgage REITs.

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Erin E. Martin, Esq. November 22, 2021 Page 6

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton, Esq.
Owen J. Pinkerton, Esq.

cc:	Andreas Bodmeier, Chicago Atlantic Real Estate Finance, Inc.

Lindsay Menze, Chicago Atlantic Real Estate Finance, Inc.

Daniel R. McKeithen, Esq., Eversheds Sutherland (US) LLP

Christopher J. Bellini, Esq., Cozen O’Connor P.C.

Seth Popick, Esq., Cozen O’Connor P.C.